UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(K) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co. Master 401(K) Plan

Financial Statements and
Supplemental Schedules

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

Reliance Steel & Aluminum Co. Master 401(K) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

Reliance Steel & Aluminum Co. Master 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP
Los Angeles, California

June 22, 2011

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets

Investments, at fair value:
Plan interest in Master Trust investments	$545,224,216	$486,359,668

Total investments	545,224,216	486,359,668

Receivables:
Participant contributions	—	151,892
Employer contributions	13,016,369	10,826,619
Notes receivable from participants	17,558,139	15,832,167

Total receivables	30,574,508	26,810,678

Total Assets	575,798,724	513,170,346

Liabilities

Excess contributions payable	212,708	514,951

Total Liabilities	212,708	514,951

Net assets available for benefits at fair value	575,586,016	512,655,395

Adjustment from fair value to contract value for the fully-benefit responsive investment contracts	(102,175)	226,135

Net assets available for benefits	$575,483,841	$512,881,530

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2010

Additions

Income:
Plan interest in Master Trust investment income	$67,055,263
Interest from notes receivable from participants	961,609

Total income	68,016,872

Contributions:
Participant	23,435,301
Employer, net of forfeitures	13,183,894
Rollover	763,154

Total contributions, net	37,382,349

Transfers from other plans	704,394

Total additions	106,103,615

Deductions

Benefits paid to participants and beneficiaries	43,262,430
Deemed distributions of notes receivable from participants	153,294
Administrative expenses	85,580

Total deductions	43,501,304

Net increase	62,602,311

Net assets available for benefits, beginning of year	512,881,530

Net assets available for benefits, end of year	$575,483,841

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.                          Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employer”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of the consolidated group, other than those listed below, are not covered under this Plan as of December 31, 2010.

Allegheny Steel Distributors, Inc.	Liebovich Bros., Inc.
Aluminum and Stainless, Inc.	Metal Supply Company, Ltd.
American Metals Corporation	Pacific Metal Company
AMI Metals, Inc.	PDM Steel Service Centers, Inc.
CCC Steel, Inc.	Phoenix Corporation
Chapel Steel Corp.	Precision Flamecutting and Steel, Inc.
Chatham Steel Corporation	Service Steel Aerospace Corp.
Clayton Metals, Inc.	Siskin Steel & Supply Co., Inc.
Crest Steel Corporation	Smith Pipe & Steel Company
Delta Steel, Inc.	Sugar Steel Corporation
Durrett Sheppard Steel Co., Inc.	Toma Metals, Inc.
Earle M. Jorgensen Company	Valex Corp.
Feralloy Corporation	Viking Materials, Inc.
Infra - Metals Co.	Yarde Metals, Inc.

Transfers from Other Plans

No retirement plans were merged into the Plan in 2010; however, on January 1, 2010, Sugar Steel Corporation became a participating employer in the Plan.

Certain assets of retirement plans which merged into the Plan in 2009 were transferred into the Plan in 2010. Amounts transferred into the Plan are as follows:

2010

Feralloy Corporation 401(k) Savings Plan	$320,565
Precision Flamecutting & Steel, LP 401(k) Plan	383,829

$704,394

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Participation

Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Contributions

Participants may make up to 50% salary deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Eligible participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions.  Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from the vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Notes receivable from participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Notes are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for notes used for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2010 bear interest at rates ranging from 4.25% to 11.50% and mature through October 2022.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2010 and 2009, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2010, $356,256 was used to reduce the Company’s contributions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income.

2.                          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan and Yarde Metals, Inc. Frozen 401(k) Savings Plan Master Trust (the “Master Trust”), which was established in 2009 to house the assets of a frozen defined contribution plan of a participating employer in the Plan. See Note 10.

The Master Trust holds investments in the Fidelity Managed Income Portfolio, which is a common collective trust. Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Impact of Recently Issued Accounting Pronouncements

In September 2010, the FASB issued new accounting guidance on reporting loans to participants by defined contribution pension plans. The new guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The guidance became effective for plan reporting periods ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. As a result of the adoption of the guidance, Participant loans have been reclassified as Notes receivable from participants, and excluded from the Plan’s investments.

In January 2010, the FASB issued new accounting guidance providing clarification on existing requirements and requiring additional disclosures on transfers in and out of Levels 1 and 2 fair value measurement classifications. The guidance became effective for plan reporting periods beginning after December 15, 2009. The adoption of these changes did not have a material impact to the financial statements of the Plan or notes thereto.

In May 2011, the FASB issued new accounting guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The new guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The guidance is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of pending adoption of the new guidance on its financial statements and notes thereto.

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust, which holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statement of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive. The fair

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in investment income from the Master Trust, which is detailed in Note 3.

Risks and Uncertainties

The Plan invests in the Master Trust which utilizes various investments. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions

Benefits paid to participants are recorded when paid.

3.                          Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2010 and 2009, the Plan, through the Master Trust, held 2,085,310 and 2,060,557 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $81,193,516 and $68,158,562, respectively. As of December 31, 2010 and 2009, the Reliance Steel & Aluminum Co. stock fund consisted of 1,526,828 and 1,510,645 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $78,020,911 and $65,290,077, respectively. Also, at December 31, 2010 and 2009, respectively, the fund contained a) interest bearing cash of $3,190,764 and $3,474,347, respectively, b) other receivables of $8,089 and $1,208,504, respectively, and c) due to brokers and other payables of $26,248 and $1,814,366, respectively.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2010 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009

Plan interest in Master Trust investments	$545,224,216	$486,359,668

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010

Mutual funds	$45,063,129
Reliance Steel & Aluminum Co. common stock	12,293,253
Net appreciation in fair value of investments	57,356,382
Interest and dividend income	9,698,881
Plan interest in Master Trust investment income	$67,055,263

4.                          Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond Funds	$37,850,406	$—	$—	$37,850,406
Large Cap Equity Funds	80,674,431	—	—	80,674,431
Mid Cap Equity Funds	63,106,048	—	—	63,106,048
Small Cap Equity Funds	34,864,024	—	—	34,864,024
International Funds	27,627,890	—	—	27,627,890
LifeCycle Funds	166,523,100	—	—	166,523,100
Common collective trust	—	12,566,164	—	12,566,164
Money market fund	40,818,637	—	—	40,818,637
Reliance Steel & Aluminum Co. common stock	78,020,911	—	—	78,020,911
Interest bearing cash	3,190,764	—	—	3,190,764

Total investments at fair value	$532,676,211	$12,566,164	$—	$545,242,375

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond Funds	$34,045,111	$—	$—	$34,045,111
Large Cap Equity Funds	71,081,231	—	—	71,081,231
Mid Cap Equity Funds	49,722,337	—	—	49,722,337
Small Cap Equity Funds	27,583,153	—	—	27,583,153
International Funds	27,213,930	—	—	27,213,930
LifeCycle Funds	149,002,449	—	—	149,002,449
Common collective trust	—	12,160,946	—	12,160,946
Money market fund	48,512,743	—	—	48,512,743
Reliance Steel & Aluminum Co. common stock	65,290,077	—	—	65,290,077
Interest bearing cash	3,474,347	—	—	3,474,347

Total investments at fair value	$475,925,378	$12,160,946	$—	$488,086,324

The Master Trust’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust also invests in a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. The common collective trust, which is a stable value fund, has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio,

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

5.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.                          Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 27, 2009, confirming compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001, or “EGTRRA”, and other applicable provision of the Internal Revenue Code (IRC), effective January 1, 2006. Although the Plan has been subsequently amended since receiving the Letter of Determination, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC.

7.                          Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for administrative expenses amounted to $85,580 for the year ended December 31, 2010.

8.                          Excess Contributions Payable

Excess contributions payable represents amount owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balance as of December 31, 2010 was returned by the Plan to the participants on March 9, 2011.

9.                          Nonexempt Transactions

As reported on Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2010 Plan year. Late remittances amounted to $7,863. The Company is currently in process of making the appropriate filings in accordance with the DOL’s Voluntary Fiduciary Corrective Program.

10.                   Information Concerning the Master Trust

The Plan’s investments were previously combined with the investments of the Yarde Metals, Inc. Frozen 401(k) Savings Plan in the Master Trust. In 2010, the investments of the Yarde Metals, Inc. were liquidated and distributed from the Master Trust to the participants.  As of December 31,

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

2010, the Plan has undivided interest in all investments of the Master Trust. The following tables summarize the net assets and net investment income of the Master Trust:

Net Assets of the Master Trust:

December 31,	2010	2009

Assets

Investments, at fair value:
Interest bearing cash	$3,190,764	$3,474,347
Money market fund	40,818,637	48,512,743
Mutual funds	410,645,899	358,648,211
Common collective trust	12,566,164	12,160,946
Reliance Steel & Aluminum Co. common stock	78,020,911	65,290,077
Total Investments	545,242,375	488,086,324

Receivables:
Due from brokers and other receivables	8,089	1,208,504
Total receivables	8,089	1,208,504

Total Assets
	545,250,464	489,294,828
Liabilities

Due to brokers and other payables	26,248	1,814,366

Total Liabilities	26,248	1,814,366
Net assets available for benefits at fair value	545,224,216	487,480,462
Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	(102,175)	226,135

Net assets available for benefits	$545,122,041	$487,706,597

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Net investment income of the Master Trust:

Year ended December 31,	2010

Investment Income:
Net appreciation in fair value of investments:
Mutual funds	$45,066,871
Reliance Steel & Aluminum Co. common stock	12,293,253
Net appreciation in fair value of investments	57,360,124

Interest and dividends	9,705,597

Total investment income	$67,065,721

11.                   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2010	2009

Net assets available for benefits as reported on Form 5500	$575,586,016	$512,655,395
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,175)	226,135

Net assets available for benefits as reported on the accompanying financial statements	$575,483,841	$512,881,530

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2010

Total income as reported on Form 5500	$68,345,182

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Beginning of period	(226,135)
End of period	(102,175)

Total income as reported on the accompanying financial statements	$68,016,872

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

	Total that Constitute Non exempt Prohibited Transactions			Total Fully
December 31, 2010 Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☒
$7,863	—	—	$7,863	—

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current value

	Master Trust:
*	Master Trust	Plan interest in the Master Trust Investments	—	545,224,216
	Notes receivable from participants:
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 4.25% to 11.50%, collateralized by participants’ account balances and maturing through October 2022	—	17,558,139
	Total Investments			$562,782,355

* - Represents a party-in-interest as defined by ERISA

a - The cost of participant-directed investments is not required to be disclosed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO

MASTER 401(k) PLAN.

Dated: June 22, 2011	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee